

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Mostafa Kandil
Chief Executive Officer
Swvl Holdings Corp
The Offices 4, One Central
Dubai World Trade Center
Dubai, United Arab Emirates

      Re: Swvl Holdings Corp
          Amendment No. 1 to Registration Statement on Form F-1
          Filed May 27, 2022
          File No. 333-264418

Dear Mr. Kandil:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1 Filed May 27, 2022

General

1.   We note your amended disclosure in response to comment 3. Please revise to disclose how you determined the Selling Securityholder's initial total commitment of $525,000,000.

2.   Please revise to update your disclosures throughout the filing, as applicable, consistent with the revised disclosure that you provide in response to our comment letter issued on June 23, 2022, with respect to Amendment No. 1 to your Registration Statement filed on Form F-1 (File No. 333-264416).

Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Nicholas A. Dorsey